Exhibit (a)(1)(KKK)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares, of €0.05 each (“Elan Shares”), of Elan Corporation, plc, a public limited company incorporated under the laws of Ireland (“Elan”), including Elan Shares represented by American depositary shares (“Elan ADSs”), and the provisions herein are subject in their entirety to the provisions of the Further Increased Offer (as defined below). The Further Increased Offer is not being made, directly or indirectly, in or into or by the use of mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and, subject to certain exceptions, the Further Increased Offer cannot be accepted by any such use, means, instrumentality or facility or from within any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, copies of the Further Increased Offer, dated June 10, 2013 (the “Further Increased Offer Document”) by Echo Pharma Acquisition Limited (“Royalty Pharma”), the Further Increased Acceptance Documents and any other accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, into or from any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and persons receiving the Further Increased Offer Document, the Further Increased Acceptance Documents and any other accompanying documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions, as doing so may invalidate any purported acceptance of the Further Increased Offer. Any person (including, without limitation, any custodian, nominee or trustee) who intends to, or who may be under a contractual or legal obligation to, forward the Further Increased Offer Document, the Further Increased Acceptance Documents and/or any other related documentation to any jurisdiction outside Ireland, the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirement of such jurisdictions. Further details in this regard are contained in the Further Increased Offer Document.

Notice of Further Increased Offer
For All Ordinary Shares

(Including Ordinary Shares Represented by American Depositary Shares)

of

Elan Corporation, plc

by

Echo Pharma Acquisition Limited

for

US$13.00 in cash and one contingent value right which represents a contractual right to receive up to $2.50 in cash if certain events occur

Further Increased Offer will lapse (be withdrawn) if any of the resolutions to be proposed at Elan’s June 17, 2013 extraordinary general meeting are approved1,2

Royalty Pharma is offering to purchase all of the Elan Shares, including those Elan Shares represented by Elan ADSs, subject to the terms and conditions set forth in the Further Increased Offer Document, the accompanying Further Increased Form of Acceptance (in relation to Elan Shares) and Further Increased Letter of Transmittal (in relation to Elan ADSs), and the other relevant offer documents (the offer reflected by such terms and conditions, together with any amendments or supplements thereto, constitutes the “Further Increased Offer”). The registered holders of Elan Shares and the holders of Elan ADSs are together referred to as “Elan Stockholders.” Certain terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Further Increased Offer Document.

THE FURTHER INCREASED OFFER AND RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M. (NEW YORK CITY TIME) / 1:00 P.M. (IRISH TIME) ON JUNE 24, 2013, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED. ELAN ADSs TENDERED PURSUANT TO THE FURTHER INCREASED OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE INITIAL OFFER PERIOD AS IT MAY BE EXTENDED. YOU MAY NOT WITHDRAW YOUR ELAN ADSs DURING THE SUBSEQUENT OFFER PERIOD, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE FURTHER INCREASED OFFER DOCUMENT.

The purpose of the Further Increased Offer is for Royalty Pharma to acquire the entirety of the issued and to be issued share capital of Elan, and, in the event that is not possible, to obtain control of Elan by acquiring such number of Elan Shares Affected which represent at least 50% of the Maximum Elan Shares Affected plus one Elan share. If the Further Increased Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 of Ireland (“Regulation 23”) to acquire compulsorily any outstanding Elan Shares, including those represented by Elan ADSs, not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise. Royalty Pharma expects that it will be able to so apply the provisions of Regulation 23 if acceptances of the Further Increased Offer are received in respect of Elan Shares Affected representing not less than 90% of the Maximum Elan Shares Affected. Any Elan Shares, including those represented by Elan ADSs, compulsorily acquired pursuant to Regulation 23 must be acquired at the Increased Offer Price. Royalty Pharma has committed to waive down the Acceptance Threshold for the Further Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share, subject to all other conditions of the Further Increased Offer having been satisfied, fulfilled or, to the extent permitted, waived on the Extended Closing Date. However, if the Regulation 23 Threshold has not been met as of the expiration of the Subsequent Offer Period, Royalty Pharma plans to seek to acquire Elan Shares (including those represented by Elan ADSs) not tendered in acceptance of the Further Increased Offer with the intention that ultimately Royalty Pharma will become the holder of all outstanding Elan Shares (including Elan Shares represented by Elan ADSs).
For each Elan Share tendered, including each Elan Share represented by an Elan ADS, an Elan Stockholder will receive US$13.00 in cash and one uncertificated, non‑transferable contingent value right (“CVR”), which represents a contingent, contractual right to receive further consideration for each Elan Share (including each Elan Share represented by an Elan ADS) in cash, subject to and in accordance with the terms and conditions of the CVR Agreement, upon the achievement of certain CVR payment events as follows:

●
First CVR Payment Event: The receipt of approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay “the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS).” The quoted language is taken from the publicly disclosed description of the primary endpoint of Biogen Idec’s ASCEND Phase III clinical trial with Tysabri in SPMS; see http://www.clinicaltrials.gov/ct2/show/NCT01416181?term=NCT01416181&rank=1. This language represents an expanded label for Tysabri compared to the current label which has the language “As monotherapy for the treatment of patients with relapsing forms of multiple sclerosis to delay the accumulation of physical disability and reduce the frequency of clinical exacerbations.”

●
Second CVR Payment Event: The achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2015, as reported in the Biogen Reports, greater than or equal to US$2,600,000,000.

●
Third CVR Payment Event: The achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2017, as reported in the Biogen Reports, greater than or equal to US$3,100,000,000.

For clarity, neither the Second CVR Payment Event nor the Third CVR Payment Event is dependent on FDA Approval; both the Second CVR Payment Event and the Third CVR Payment Event are dependent solely on sales.
Each holder will have a right to receive (i) US$1.00 per CVR upon the First CVR Payment Event; (ii) US$0.75 per CVR upon the Second CVR Payment Event and (iii) US$0.75 per CVR upon the Third CVR Payment Event, less any applicable withholding taxes. For clarity, if the Third CVR Payment Event occurs on or before December 2015, CVR holders will be entitled to receive the CVR Payment Amounts relating to both the Second CVR Payment Event and the Third CVR Payment Event.
The Further Increased Offer is conditional upon, among other things: (a) Royalty Pharma receiving valid acceptances of the Further Increased Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of the Further Increased Offer Document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re-issued from treasury, would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares; which percentage may be reduced at the discretion of Royalty Pharma, subject to certain limitations, (b) that none of the Theravance Resolution nor any of the other Resolutions is approved by Elan Stockholders at the June 17, 2013 Elan extraordinary general meeting and (c) there having been received all applicable competition and antitrust approvals, including any such approvals required from the European Commission, and all applicable waiting periods under applicable competition or antitrust laws, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or terminated prior to the latest time the Further Increased Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules. Royalty Pharma has committed to waive down the Acceptance Threshold for the Further Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share, subject to all other conditions of the Further Increased Offer having been satisfied, fulfilled or, to the extent permitted, waived on the Extended Closing Date. The Further Increased Offer is being made on the basis that as and when the Further Increased Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Further detail with respect to the foregoing conditions and details of the other conditions to which the Further Increased Offer is subject are described in the Further Increased Offer Document under the heading “Appendix I—Conditions and further terms of the Further Increased Offer.”
To the extent legally permitted, and subject in certain circumstances to the consent of the Irish Takeover Panel (the “Irish Takeover Panel”) established by the Irish Takeover Panel Act 1997 of Ireland, as amended, and applicable law and regulations (but without prejudice to its rights to otherwise extend or revise the Further Increased Offer in any way, whether by revision of its terms and conditions, of the value or nature of the consideration offered or otherwise), Royalty Pharma has expressly reserved the right, at any time and from time to time, to (1) extend the Further Increased Offer past June 24, 2013, (2) elect to implement the acquisition of Elan Shares, including Elan Shares represented by Elan ADSs, by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, as amended, (3) waive, in whole or in part, to the extent provided in the Further Increased Offer Document, any conditions to the Further Increased Offer, or (4) reduce (subject to the consent of the Irish Takeover Panel, if required, and in accordance with US tender offer rules) the Further Increased Offer consideration, through an appropriate mechanism, in the event that Elan declares any dividends or other distribution. Royalty Pharma will give notice of any such extension, amendment, waiver or reduction or any other revision of the Further Increased Offer, including by making a public announcement thereof, in accordance with the requirements of the Irish Takeover Rules and US tender offer rules.
The Initial Offer Period will expire at 8:00 a.m. (New York City time) / 1:00 p.m. (Irish time) on June 24, 2013, unless Royalty Pharma extends the Initial Offer Period.
If the Further Increased Offer becomes or is declared unconditional in all respects, the Initial Offer Period will have ended and the Subsequent Offer Period will begin. Royalty Pharma may extend the Subsequent Offer Period beyond 14 days until a further specified date or until further notice.
For the purposes of the Further Increased Offer, Royalty Pharma will acquire Elan Shares, including those represented by Elan ADSs, in respect of which it has received valid acceptances which have not been validly withdrawn if and when the Offer becomes or is declared unconditional in all respects. Acceptance of the Further Increased Offer will be made only after: (1) in the case of Elan Shares, receipt by the Irish Receiving Agent of (a) for certificated Elan Shares, the share certificate(s) for such Elan Shares and/or other documents of title and a signed form of acceptance, authority and election relating to the Further Increased Offer to be distributed with the Further Increased Offer Document (the “Form of Acceptance”) and (b) for uncertificated Elan Shares, a signed Form of Acceptance and evidence of the transfer through CREST to an escrow balance specifying the Irish Receiving Agent as the escrow agent of such uncertificated Elan Shares, in each case in accordance with the procedures set forth in the section of the Further Increased Offer Document entitled “Procedure for acceptance of the Further Increased Offer for holders of Elan Shares”; and (2) in the case of Elan ADSs, receipt by the ADS Tender Agent of (a) in the case of a book-entry holder, book-entry transfer of such Elan ADSs into the ADS Tender Agent’s account at the Book-Entry Transfer Facility and delivery of an Agent’s Message, or (b) in the case of Elan ADSs registered in the name of the tendering holders and not held through the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal for use in connection with accepting the Further Increased Offer in respect of such Elan ADSs (the “ADS Letter of Transmittal”), any Elan ADRs evidencing tendered Elan ADSs, and any other required documents are delivered to the ADS Tender Agent, in each case in accordance with the procedures set forth in the section of the Further Increased Offer Document entitled “Procedure for acceptance of the Further Increased Offer for holders of Elan ADSs.” Settlement of the consideration to which accepting Elan Stockholders are entitled under the Further Increased Offer will be consistent with United States practice and will be effected (a) in the case of acceptances of the Further Increased Offer received, complete in all respects, by the Unconditional Date, within 14 calendar days of such date and (b) in the case of acceptances of the Further Increased Offer received, complete in all respects, after the Unconditional Date, but while the Further Increased Offer remains open for acceptances, within 14 calendar days of such receipt.

Acceptances of the Further Increased Offer may be withdrawn at any time during the Initial Offer Period. Acceptances may not be withdrawn once the Further Increased Offer has been declared unconditional in all respects (which begins the Subsequent Offer Period), except in certain limited circumstances described in the Further Increased Offer Document. For a withdrawal to be effective, a written notice must be received on a timely basis by the Irish Receiving Agent or the ADS Tender Agent (as the case may be) and must specify the name of the person who has tendered Elan Shares and/or Elan ADSs, the number of Elan Shares and/or Elan ADSs to be withdrawn and the name of the registered holder of those Elan Shares and/or Elan ADSs, if different from the name of the person whose acceptance is to be withdrawn, and in the case of Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility, by delivery of a signed notice of withdrawal to the ADS Tender Agent at the applicable address set forth in the ADS Letter of Transmittal. All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Royalty Pharma, whose determination (except as required by the Irish Takeover Panel) will be final and binding.
The information required to be disclosed by Rule 14d-6(d)(1) under the US Exchange Act is contained in the Further Increased Offer Document and is incorporated herein by reference.
The Further Increased Offer Document and the related Further Increased Form of Acceptance and Further Increased Letter of Transmittal contain important information. Elan Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Further Increased Offer. A copy of the Further Increased Offer Document can be found at www.royaltypharma.com.
The directors of Royalty Pharma, whose names are set out in the section of the Further Increased Offer Document entitled “Appendix III—Additional Information—Directors and company information,” accept responsibility for the information contained in this notice. To the best of the knowledge and belief of the directors of Royalty Pharma (who have taken all reasonable care to ensure that such is the case), the information contained in this notice for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information. The managing member of RP Management, LLC (“RP Management”), whose name is set out in the section of the Further Increased Offer Document entitled “Appendix III—Directors and company information,” accepts responsibility for the information contained in this notice. To the best of the knowledge and belief of the managing member of RP Management (who has taken all reasonable care to ensure that such is the case), the information contained in this notice for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information.
All questions and requests for assistance regarding the Further Increased Offer should be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “US Information Agent”), at the address or telephone numbers listed below. Additional copies of the Further Increased Offer Document, the Further Increased Letter of Transmittal and all other relevant offer documents may be obtained from the US Information Agent and will be furnished promptly at Royalty Pharma’s expense. You may also contact your broker, investment dealer, commercial bank, trust company or other nominee for assistance concerning the Further Increased Offer.
For US federal income tax purposes, a US Shareholder (as defined in paragraph 7(b) (US Taxation) of Appendix III of the Further Increased Offer Document) who elects, pursuant to the Further Increased Offer, to dispose of some portion or all of its Elan Shares will generally recognize gain or loss. The amount of gain or loss recognized will depend, in part, on the US federal income tax treatment of the CVR, as discussed in paragraph 7(b) (US Taxation) of Appendix III of the Further Increased Offer Document. Subject to the discussion set forth in paragraph 7(b) (US Taxation) of Appendix III of the Further Increased Offer Document, such gain or loss generally will be capital gain or loss. Capital gains of certain non-corporate US Shareholders derived with respect to Elan Shares held for more than one year at the time of the disposition generally will be subject to reduced rates of US federal income taxation. There is substantial uncertainty as to the US federal income tax treatment of the CVRs. Because of the CVRs, an exchange of Elan Shares pursuant to the Further Increased Offer may be treated as a “closed transaction” or an “open transaction for US federal income tax purposes, which affects the amount of gain or loss recognized by a US Shareholder that elects, pursuant to the Further Increased Offer, to dispose of some portion or all of its Elan Shares. In addition, it is unclear to what extent future payments received by a US Shareholder on a CVR would be taxed at capital gain rates. For a more detailed description of certain United States federal income tax consequences of the Further Increased Offer, see paragraph 7(b) of Appendix III of the Further Increased Offer Document entitled “US taxation.” Each Elan Stockholder should consult its own tax advisor with respect to the particular tax consequences of the Offer to them, including the application and effect of the alternative minimum tax and state, local and non-US tax laws.
J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management and for no one else in connection with the Further Increased Offer and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Further Increased Offer or any other matters referred to in the Further Increased Offer Document.
Merrill Lynch, Pierce, Fenner & Smith Incorporated (in its capacity as financial advisor), together with its affiliate, Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom) (together, “BofA Merrill Lynch”), both subsidiaries of Bank of America Corporation, are acting exclusively for Royalty Pharma and RP Management in connection with the Further Increased Offer and for no one else, and are not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Further Increased Offer.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Further Increased Offer and for no one else and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Further Increased Offer or any other matters referred to in the Further Increased Offer Document.
Investec Corporate Finance Ireland Limited trading as Investec is regulated by the Central Bank of Ireland and is acting exclusively for Royalty Pharma and RP Management in connection with the Further Increased Offer and for no one else, and is not, and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of Investec Corporate Finance Ireland Limited or for providing advice in relation to the Further Increased Offer or any other matters referred to in the Further Increased Offer Document.
Echo Pharma Acquisition Limited is a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland. Its directors are Pablo Legorreta, Susannah Gray and George Lloyd.

1
Royalty Pharma had requested permission from the Irish Takeover Panel to the effect that it would not be obliged to lapse (withdraw) the Offer in the event that the ELND005 Transaction and/or the Share Repurchase Program were approved at the Elan EGM. On June 6, 2013, the Irish Takeover Panel ruled that Royalty Pharma will be required to lapse the Further Increased Offer in the event that either the ELND005 Transaction and/or the Share Repurchase Program are approved at the Elan EGM.

2	Royalty Pharma is considering its response to the ruling of the Irish Takeover Panel referred to in footnote 1.

The US Information Agent for the Further Increased Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
June 10, 2013